SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under

Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

NATIONAL R.V. HOLDINGS, INC.

(Name of Subject Company (issuer))

Bryant R. Riley, Offeror

CC Partners, L.P., Offeror

Riley Investment Management LLC, Offeror

CC Acquisition Group, Inc., Offeror

Robert B. Lee, Offeror

(Name of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

637277104

(CUSIP Number of Class of Securities)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, California 90025

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Peter J. Tennyson

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, California 92626-1924

Telephone: (714) 668-6200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
N/A	None required.

*Set forth the amount on which the filing fee is calculated and state how it was determined

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

CUSIP No. 637277104

SCHEDULE TO

Page 2 of 11 Pages

☒

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒

third-party tender offer subject to Rule 14d-1.

☐

issuer tender offer subject to Rule 13e-4.

☒

going-private transaction subject to Rule 13e-3.

☒

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 637277104

SCHEDULE TO

Page 3 of 11 Pages

1	Name of Reporting Person Bryant R. Riley IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 945,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 945,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 945,633
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 9.15
14	Type of Reporting Person IN

CUSIP No. 637277104

SCHEDULE TO

Page 4 of 11 Pages

1	Name of Reporting Person Riley Investment Management LLC IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 920,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 920,133
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,133
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 8.9%
14	Type of Reporting Person IA

CUSIP No. 637277104

SCHEDULE TO

Page 5 of 11 Pages

1	Name of Reporting Person SACC Partners, LP IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 920,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 920,133
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,133
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 8.9%
14	Type of Reporting Person PN

CUSIP No. 637277104

SCHEDULE TO

Page 6 of 11 Pages

1	Name of Reporting Person B. Riley & Co., Inc. IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0.0%
14	Type of Reporting Person BD

CUSIP No. 637277104

SCHEDULE TO

Page 7 of 11 Pages

1	Name of Reporting Person B. Riley & Co. Retirement Trust IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 25,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0.2%
14	Type of Reporting Person EP

CUSIP No. 637277104

SCHEDULE TO

Page 8 of 11 Pages

1	Name of Reporting Person CC Acquisition Group, Inc. IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power None
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0%
14	Type of Reporting Person CO

CUSIP No. 637277104

SCHEDULE TO

Page 9 of 11 Pages

1	Name of Reporting Person Robert B. Lee IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 592,906
	8	Shared Voting Power
	9	Sole Dispositive Power 592,906
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 592,906
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 5.73%
14	Type of Reporting Person IN

*

As of the close of business on November 21, 2005, Mr. Riley has beneficial ownership of 1,020,633 (approximately 9.87%) of the outstanding shares of National R.V. Holdings., Inc. Common Stock.  As permitted by Rule 13d-4, Mr. Riley disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (“1934 Act”) of the shares of National R.V. Holdings, Inc. Common Stock owned by Mr. Robert B. Lee.

CUSIP No. 637277104

SCHEDULE TO

Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2005

SACC PARTNERS LP

By: Riley Investment Management LLC,
its General Partner

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

B. RILEY & CO. RETIREMENT TRUST

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

B. RILEY & CO., INC.

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

/s/ BRYANT R. RILEY
Bryant R. Riley

CC ACQUISITION GROUP, INC.

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Vice President

/s/ ROBERT B. LEE
Robert B. Lee

CUSIP No. 637277104

SCHEDULE TO

Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release issued on November 21, 2005
99.2	Letter to Board of Directors of National R.V., Inc.